August 21, 2009
VIA EDGAR AND COURIER
Kevin Dougherty
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 7010
Washington, D.C. 20549

Re:	Verisk Analytics, Inc. Amendment #4 to the Registration Statement on Form S-1 Filed on May 29, 2009 File No. 333-152973
Ladies and Gentlemen:
     Verisk Analytics, Inc., a Delaware corporation (together with Insurance Services Office, Inc., the “Company”), has today filed with the Securities and Exchange Commission, pursuant to the requirements of the Securities Act of 1933, as amended, an Amendment No. 5 to its Registration Statement on Form S-1 (the “Amendment”) and the prospectus included therein (the “Prospectus”).
     On behalf of the Company, we are writing to respond to the comments raised in your letter to the Company dated June 16, 2009. The responses below correspond to the captions and numbers of those comments (which are reproduced below in bold). For your convenience, copies of the Amendment are enclosed and have been marked to show changes from Amendment #4 to the Registration Statement on Form S-1 filed May 29, 2009. References to page numbers in our response are to page numbers in the Amendment. Capitalized terms defined in the Amendment and used in this letter but not otherwise defined herein have the meanings assigned to them in the Amendment.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates
Stock-Based Compensation. page 43
1.	Upon determination of your IPO price, please revise your disclosure to discuss each significant factor contributing to the difference between the estimated IPO price and the fair value of your common stock determined as of the date of each grant and equity related issuance.
     Response: In response to the Staff’s comments, the Company has advised us of the following. As described in the Executive Compensation section of the Prospectus, the Company awards long-term equity incentive awards to its employees on one date annually. As part of the Company’s annual compensation process, stock options were awarded as incentive compensation for 2008 under the Company’s LTI Plan on April 1, 2009. The exercise price was equal to the then current value of a share of common stock held by the Company’s leveraged employee stock ownership plan (the “ESOP”). Pursuant to the terms of the ESOP, holders of our Class A common stock had a right to require us to repurchase for cash their shares at the then-current value on the date of repurchase. As described on page 51 of the Prospectus, the value of the ESOP shares has been determined quarterly since 1997 employing a comparable company analysis, a discounted cash flow analysis and certain qualitative and quantitative factors. This valuation process used to determine the value of the ESOP shares and when awarding stock options has been unchanged since 1999. The valuation performed for the ESOP shares utilizing the process described above has been performed by an independent appraiser on behalf of the ESOP trustees on a consistent quarterly basis since 1999 to determine the fair value that the Company is required to pay when ESOP shareholders redeem their shares. Management has determined the fair value of the shares for purposes of establishing the exercise price for issuances of incentive compensation awards and considered the report of the independent appraiser in doing so. Based on the AICPA guidance for valuation of the equity of privately held companies, the valuation represents a level A valuation. The ESOP share price as of April 1, 2009 was $805 and, as a result, the exercise price for stock options granted to employees on April 1, 2009 was the same $805 (on a pre-split basis). The ESOP share price as of July 1, 2009 was $889 and, as a result, the exercise price for stock options granted to the Board of Directors on July 1, 2009 was the same $889 (on a pre-split basis).

     The underwriters have confidentially informed the Company that, based on current market conditions, it would expect the anticipated price range to be between $19 and $21 per share after giving effect to a planned stock split of fifty for one of the Company’s common stock. The midpoint of the range is $20.00 (or $1,000 pre-50 for 1 stock split). The strike price on the stock options granted on April 1, 2009 was $805 or $16.10 after adjusting for the 50 for 1 stock split. The $20.00 midpoint of the possible filing range reflects a 24.2% increase over the split adjusted exercise price of $16.10 at the time of grant on April 1, 2009 and a 12.5% increase over the split adjusted exercise price of $17.78 at the time of the grant on July 1, 2009.
     The process of completing a contemporaneous valuation of the Company’s ESOP shares occurs on a quarterly basis, whether or not any equity options are expected to be granted in the subsequent quarter. This valuation is then used as the common value during the quarter and to set the exercise prices of all option grants during that quarter. The Company believes the changes in the value of its common stock are closely correlated to the valuation changes observed in broad stock indices and the Company’s peers, as well as its strong operating results despite extreme volatility in the equity markets and a weakening of the U.S. economy. The Company supplementally advises the Staff of the following factors contributing to the difference between the price range and the fair value of the Company’s common stock as of the dates reflected below.
     As of September 30, 2008 Fair Value of $879 to As of December 31, 2008 Fair Value of $778
     The fair value of the Company’s common stock as of September 30, 2008 and December 31, 2008 was $879 and $778 respectively, a decrease of 11.5%. The Company believes there were several factors contributing to the decrease in fair value.
     From September 30, 2008 to December 31, 2008, the broad stock indices declined significantly i.e. the Dow Jones Industrial Average (the “Dow”) was down -22.0%, the S&P 500 Index (the “S&P 500”) was down -25.7%, and the Russell 2000 Index (the “Russell 2000”) was down -26.5%, which had a negative impact on most publicly traded companies. There was also a decrease in the trading multiples in the comparable companies during this period. From September 30, 2008 to December 31, 2008, the trailing twelve months (the “TTM”) mean and median multiple enterprise value to EBITDA for such comparable companies decreased from 10.8x to 8.1x and 10.7x to 7.9x, respectively. The TTM mean and median decrease of -33.3% and -35.4%, respectively, were primarily due to the extreme downturn in equity markets which adversely impacted the valuation multiples of the Company’s comparable companies. Note that the composition of the Company’s comparable companies are consistent throughout this response letter.
     In addition, in comparing the Company’s third quarter September 30, 2008 revenue of $224.4 to the fourth quarter December 31, 2008 revenue of $231.5 million, the Company’s revenues increased 3.2%, while the Company’s third quarter 2008 EBITDA of $93.8 million as compared to its fourth quarter 2008 EBITDA of $93.6 million decreased 0.2%. These results outperformed the group of the Company’s comparable companies.
     Therefore, the resulting 11.5% decrease in the fair value of the Company’s common stock was due to a combination of the extreme downturn in the equity markets offset by the strong operating results.
     As of December 31, 2008 Fair Value of $778 to As of March 31, 2009 Fair Value of $805
     The fair value of the Company’s common stock as of December 31, 2008 and March 31, 2009 was $778 and $805, respectively, an increase of 3.5%. The Company believes this share price increase reflected the Company’s strong overall performance compared with past financial results and relative to the trading results of the comparable companies.
     Despite declines in the general stock market indices (Dow was down -13.3%, S&P 500 was down -11.7% and Russell 2000 was down -15.4%), from December 31, 2008 to March 31, 2009, the TTM mean and median multiple enterprise value to EBITDA for the Company’s comparable companies increased from 8.1x to 8.4x and from 7.9x to 8.1x, respectively. The TTM mean and median increases of 3.7% and 2.5%, respectively, primarily reflected the fact that the Company’s comparable companies outperformed the general stock market during the first quarter.
     In addition, in comparing the Company’s fourth quarter December 31, 2008 revenue of $231.4 to the first quarter March 31, 2009 revenue of $245.8 million, the Company’s revenues increased 6.2%, while the Company’s fourth quarter 2008 EBITDA of $94.6 million as compared to its first quarter 2009 EBITDA of $104.9 million increased 10.9%. These results outperformed the group of comparable companies.
     Therefore, the resulting 3.5% increase in the fair value of the Company’s common stock was due to a combination of strong operating results and an increase in the valuation multiples of the Company’s comparable companies, offset by broad market declines.
     As of March 31, 2009 Fair Value of $805 to As of June 30, 2009 Fair Value of $889
     The fair value of the Company’s common stock as March 31, 2009 and June 30, 2009 was $805 and $889, respectively, an increase of 10.4%. The Company believes there were several factors contributing to the change in fair value.
     From March 31, 2009 to June 30, 2009, the broad stock indices rebounded with the Dow up 11.0%, S&P 500 up 15.2% and Russell 2000 up 20.2%, which had a positive impact on most publicly traded companies. There was also an increase in the trading multiples in the comparable companies during this period. From March 31, 2009 to June 30, 2009, the TTM mean and median multiple enterprise value to EBITDA for the Company’s comparable companies increased from 8.4x to 9.4x and 8.1x to 8.7x, respectively. The TTM mean and median increases of 11.9% and 7.4%, respectively, were primarily due to the softening of the extreme downturn in equity markets which previously adversely impacted the valuation multiples of the Company’s comparable companies.
     In comparing the Company’s first quarter March 31, 2009 revenue of $245.8 million to the second quarter June 30, 2009 revenue of $257.9 million, the Company’s revenues increased 5.0%. The Company’s first quarter 2009 EBITDA of $104.9 million as compared to its second quarter 2009 EBITDA of $106.0 million increased 1.1%. These results outperformed the group of the Company’s comparable companies.
     Therefore, the resulting 10.4% increase in the fair value of the Company’s common stock was due to a combination of strong operating results and an increase in the valuation multiples of the Company’s comparable companies and the broad stock indices.
     As of June 30, 2009 Fair Value of $889 to Mid-Point of the Proposed IPO Price Range of $20.00 (or $1,000 pre-50 for 1 split)
     The fair value of the Company’s common stock as of June 30, 2009 was $889. The mid-point of the proposed IPO price range is $1,000, before taking into account the 50 for 1 stock split, or a 12.5% increase compared to the June 30, 2009 valuation. The Company believes there are several factors contributing to the change in fair value.
     From June 30, 2009 through August 14, 2009, the broad stock indices rebounded, with the Dow up 10.4%, S&P 500 up 9.2% and Russell 2000 up 10.9%. Further, the economic outlook in general and the condition of the specific industries in which the Company operates improved considerably as the world-wide economy continued to strengthen and the financial crisis significantly diminished. From June 30, 2009 to August 14, 2009, there was an increase in the trading multiples in the comparable companies. The TTM mean and median multiple enterprise value to EBITDA increased from 9.4x to 10.6x and 8.7x to 9.6x, respectively, using second quarter 2009 EBITDA numbers. The TTM mean and median increases of 12.8% and 10.3%, respectively, were primarily due to the increases in broad stock market indices.

     In addition, the Company’s financial results for the month of July remained strong and consistent with the results achieved through year-to-date June.
     Therefore, the resulting 12.5% increase to the $1,000 midpoint of the proposed IPO price range compared to the June 30, 2009 valuation (which was used for the stock options granted on July 1, 2009) was due to a combination of strong operating results, an increase in the valuation multiples of the Company’s comparable companies and the broad stock indices, and the strengthening of the general economic conditions.
     The Company notes that although there has been extreme volatility in the equity markets and a weakening of the U.S. economy over the past 12 months, the Company has increased both revenue and EBITDA over that time and has continued to outperform its comparable companies.
     March 31, 2009 Fair Value of $805 (and strike price of employee options granted April 1, 2009) to Mid-Point of the Proposed IPO Price Range of $20.00 (or $1,000 pre-50 for 1 split)
     In summary, the resulting 24.2% increase to the $1,000 midpoint of the proposed IPO price range from the $805 share price at March 31, 2009 (which was used for the stock options granted on April 1, 2009) was due to a combination of strong operating results, an increase in the valuation multiples of the Company’s comparable companies and strengthening equity markets. From March 31, 2009 through August 14, 2009, the broad stock indices rebounded, with the Dow up 22.5%, S&P 500 up 25.8% and Russell 2000 up 33.4%. Following the general indices, the mean and median valuation multiples of the Company’s comparable companies grew 29.3% and 21.5%, respectively.
Executive Compensation
Compensation Discussion and Analysis
2008 Variable Compensation Goals, page 84
2.	In response to prior comment 10, you disclose the percentage growth goals for revenue and EBITDA margin, at threshold, target, superior, and maximum performance levels. You then describe your achievement relative to such goals, as between target (l0% growth) and superior performance (12% growth) for revenue, and above the maximum (37% growth) for EBITDA margin. However, the latter range does not appear to give investors sufficient information to evaluate your EBITDA margin performance relative to your maximum performance goal. Please revise to disclose the actual achievement relative to such goal.
     Response: The Company has revised its disclosure on page 84 of the Prospectus to include the actual achievement relative to such goal.
3.	We note your disclosure that the Compensation Committee primarily considers the degree to which your financial goals are achieved, i.e., revenue and EBITDA margin, together with other financial and non-financial measures. However, you have not disclosed any pool funding level corresponding to actual achievement relative to such revenue and EBITDA margin goals at the threshold, target, superior, or maximum performance level. Please revise, or advise.
     Response: The Company has revised its disclosure on page 85 of the Prospectus to include the pool funding levels.

     Please do not hesitate to contact the undersigned at the number above with any questions or comments regarding this filing.

Sincerely,
/s/ Richard J. Sandler
Richard J. Sandler

cc:	Barbara C. Jacobs (Securities and Exchange Commission, Division of Corporation Finance)
Mark Shannon (Securities and Exchange Commission, Division of Corporation Finance)
Mark Kronforst (Securities and Exchange Commission, Division of Corporation Finance)

cc w/o encl.:	Kenneth E. Thompson (Verisk Analytics, Inc.) Eric J. Friedman (Skadden, Arps, Slate, Meagher & Flom LLP) Richard B. Aftanas (Skadden, Arps, Slate, Meagher & Flom LLP)